JAMES M. SWEET
Executive Vice President and Chief Human Relations Officer

September 1, 2012

Juan R. Figuereo
750 Park Avenue NE
Apt. 30W
Atlanta, GA 30326

Re:    Separation Agreement and General Release

Dear Juan:

This letter when signed by you will constitute the full agreement between you and Newell Rubbermaid Inc. (“the Company”) on the terms of your separation from employment (“Agreement”). By entering into this Agreement, neither you nor the Company makes any admission of any failing or wrongdoing. Rather, the parties have merely agreed to resolve amicably any existing or potential disputes arising out of your employment with the Company and the separation thereof.

1.
Your employment with the Company will be terminated February 28, 2013 (“Separation Date”). Note, as of September 4, you will no longer be the Company’s Executive Vice President and Chief Financial Officer and going forward you will serve as the Company’s Vice President of Financial Affairs.

2.	In consideration of your acceptance of this Agreement, you will be entitled to the following items:

(a)
As severance pay, the Company will provide you with three months of pay at your present base salary less ordinary and necessary payroll deductions. The severance pay will continue until May 31, 2013 (the “Salary Continuation Period”). The severance payments will not commence, however, until after the Effective Date of this Agreement and after the Separation Date, and they will be made on regularly scheduled pay dates.

(b)
As of the Separation Date, you shall no longer be eligible to participate in our health and dental insurance plans as an active employee participant and your Separation Date shall be considered a “qualifying event” for purposes of triggering your right to continue your group health and dental insurance pursuant to federal law (commonly referred to as “COBRA”). However, as additional consideration for your acceptance of this Agreement, the Company will continue to offer you group health and dental insurance benefits to you and, if applicable, your dependents, at the same cost it charges its employees with positions comparable to your current position throughout the Salary Continuation Period if you elect this COBRA benefit, pay the applicable premiums in a timely manner, and remain eligible for COBRA continuation coverage. Thereafter, you will have the right to continue COBRA coverage at your own expense for the duration of the applicable COBRA period, if any. You will receive, under separate cover, information regarding your rights to such continuation coverage.

(c)
All vested stock options held by you pursuant to any Newell Rubbermaid Inc. employee stock plan (collectively, the “Plans”) as of the Separation Date, remain exercisable throughout the Salary Continuation Period (the “Option Exercise Period”). All stock options, restricted stock units or other awards granted under the Plans that have not vested as of the Separation Date will be forefeited. No stock option will be exercisable under this provision after the earlier of: (i) the end of the Option Exercise Period, (ii) the latest date the option could have expired under its original terms and (iii) the 10th anniversary of the date of the original grant.

(d)
You will be allowed to continue to use your Company-leased car pursuant to the terms of the leased automobile program through January 1, 2013. Thereafter you may purchase said vehicle at the buy-out price as established by said program. After January 1, 2013, you will continue receive a car allowance through the Salary Continuation Period.

(e)
Except as stated above, all other benefits, bonuses and compensation end on the Separation Date. However, this Agreement does not affect any existing vested rights that you may have in the Company’s bonus, deferred compensation, pension, retirement and/or 401(k) plans. You will receive, under separate cover, information regarding your rights and options, if any, under said plans.

(f)
Benefits provided under this Agreement are intended to be exempt from, or comply with, Section 409A of the Internal Revenue Code (the “Code”) It is further intended that the payments or benefits under this Agreement be excluded from the requirements of Code Section 409A either as involuntary separation pay pursuant to Treas. Reg. §1.409-1(b)(9)(iii) or as short-term deferral amounts pursuant to Treas. Reg. §1.409-1(b)(4), to the maximum possible extent. For purposes of Code Section 409A, each installment payment provided under this Agreement shall be treated as a separate payment. This Agreement shall be construed, administered, and governed in a manner that effects such intent, and the Company shall not take any action that would be inconsistent with such intent. Without limiting the foregoing, the payments and benefits provided under this Agreement may not be deferred, accelerated, extended, paid out or modified in a manner that would result in a the imposition of additional tax under Code Section 409A. Although the Company shall use its best efforts to avoid the imposition of taxation, interest and penalties under Code Section 409A, the tax treatment of the benefits provided under this Agreement is not warranted or guaranteed. Neither the Company nor its affiliates nor its or their directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by you or any other taxpayer as a result of this Agreement.

(g)
To the extent required by Code Section 409A, each payment or reimbursement of taxable expenses or in-kind benefit provided under this Agreement that is includible in your federal gross taxable income shall be provided in accordance with the following: (i) the amount of such expenses reimbursable, or in-kind benefits provided, in any one calendar year will not affect the amount reimbursable or in-kind benefits provided in any other calendar year; (ii) the reimbursement of an eligible expense shall be made promptly, but in no event later than December 31 of the year following the year in which the expense was incurred; (iii) your rights to reimbursement of expenses pursuant to this Agreement will expire at the end of the ten (10) years after the Separation Date; and (iv) your rights to reimbursements of expenses or in-kind benefits under this Agreement will not be subject to liquidation or exchange for another benefit.

3.
In consideration of the payments and benefits provided to you above, to which you are not otherwise entitled and the sufficiency of which you hereby acknowledge, you do, on behalf of yourself and your heirs, administrators, executors and assigns, hereby fully, finally and unconditionally release and forever discharge the Company and its parent, subsidiary and affiliated entities and its and their former and present officers, directors, shareholders, employees, trustees, fiduciaries, administrators, attorneys, consultants, agents, and other representatives, and all their respective predecessors, successors and assigns (collectively “Released Parties”), in their corporate, personal and representative capacities, from any and all obligations, rights, claims, damages, costs, attorneys’ fees, suits and demands, of any and every kind, nature and character, known or unknown, liquidated or unliquidated, absolute or contingent, in law and in equity, waivable and/or enforceable under any local, state, federal, or foreign common law, constitution, statute or ordinance which arise from or relate to your employment with the Company or the termination thereof, or any past actions or omissions of the Company or any of the Released Parties through the date you sign this Agreement.  Specifically included in this release is a general release which releases the Released Parties from any claims, including without limitation claims under:  (1) Title VII of the Civil Rights Act of 1964, as amended by the Civil Rights Act of 1991 (race, color, religion, sex, and national origin discrimination); (2) the Americans with Disabilities Act, as amended (disability discrimination); (3) 42 U.S.C. § 1981 (race discrimination); (4) the Age Discrimination in Employment Act (29 U.S.C. §§ 621-624) (age discrimination); (5) 29 U.S.C. § 206(d)(1) (equal pay); (6) Executive Order 11246 (race, color, religion, sex and national origin discrimination); (7) Executive Order 11141 (age discrimination); (8) Section 503 of the Rehabilitation Act of 1973 (disability discrimination); (9) Employee Retirement Income Security Act; (10) the Occupational Safety and Health Act; (11) the Ledbetter Fair Pay Act; (12) the Family and Medical Leave Act; (13) the Genetic Information and Non-Discrimination Act; (14) the Uniform Service Employment and Reemployment Rights Act; (15) the Worker Adjustment and Retraining Notification Act; and (16) other similar federal, state and local anti-discrimination and other employment laws, including those of the State of Georgia and where applicable, any rights and claims arising under the law and regulations administered by California’s Department of Fair Employment and Housing.  You further acknowledge that you are releasing, in addition to all other claims, any and all claims based on any retaliation, tort, whistle-blower, personal injury, defamation, invasion of privacy, retaliatory discharge, constructive discharge or wrongful discharge theory; any and all claims based on any oral, written or implied contract or on any contractual theory; any and all claims based on any public policy theory; any and all claims for severance pay, supplemental unemployment pay or other separation pay, including but not limited to claims under the Supplemental Unemployment Plan and Excess Severance Pay Plan; any and all claims related to the Company’s use of your image, likeness or photograph; and any and all claims based on any other federal, state or local Constitution, regulation, law (statutory or common), or other legal theory, as well as any and all claims for punitive, compensatory, and/or other damages, back pay, front pay, fringe benefits and attorneys’ fees, costs or expenses.

You further acknowledge and agree that you have not filed, assigned to others the right to file, reported or provided information to a government agency, nor are there pending, any complaints, charges or lawsuits by or on your behalf against the Company or any Released Party with any governmental agency or any court.  Nothing herein is intended to or shall preclude you from filing a complaint and/or charge with any appropriate federal, state, or local government agency, reporting or providing information to said agency, or cooperating with said agency in its investigation; however, you understand and agree that you shall not be entitled to and expressly waive any right to personally recover against any Released Party in any action brought against any Released Party by any governmental agency, you give up the opportunity to obtain compensation, damages or other forms of relief for yourself other than that provided in this Agreement, without regard as to who brought said complaint or charge and whether the compensation, damages or other relief is recovered directly or indirectly on your behalf., and you understand and agree that this Agreement shall serve as a full and complete defense by Newell Rubbermaid and the Released Parties to any such claims.

Notwithstanding any provision herein to the contrary, however, nothing in this Agreement and Release is intended to waive:

(a)	any claim or cause of action to enforce any of your rights under this Agreement and Release;

(b)	your entitlement to vested benefits under any 401(k) plan or other benefit plan provided by the Company;

(c)	any claims that you could make, if available, for unemployment compensation, workers’ compensation or claims that cannot be released by private agreement;

(d)
as long as you were acting within the course and scope of your employment with the Company, any right to indemnification from the Company for any and all claims, causes of action, damages and/or liabilities of any kind, nature, description or character arising out of, relating to, or in connection with your employment with the Company you may have under the Company’s Articles of Incorporation, Bylaws, or any right arising under the Company’s directors and officers’ liability insurance policies or other insurance policies and self-insurance programs for acts or omissions during your period of employment.

4.	Non-Competition and Non-Solicitation

(a)	The Company. The Company is a global marketer and manufacturer of consumer and commercial products.

(b)	Your Job Duties. You agree that your job duties during your tenure with the Company included the following: Chief Financial Officer.

(c)	Your Obligations. Through the Salary Continuation Period and for twelve (12) months thereafter:

(i)
Non-Competition. You agree that you will not perform the job duties of a senior financial executive on behalf of a business or organization that competes with the Company without the written consent of the Company’s General Counsel. This non-competition covenant is limited to the following geographic area: United States. For purposes of this Agreement, a business or organization competes with the Company if the business or organization offers or provides Competitive Products (as this term is defined in subparagraph (ii) below).

(ii)
Non-Solicitation. You agree that you will not directly or indirectly, individually or on behalf of any person or entity, solicit or induce, or assist in any manner in the solicitation or inducement of: (i) employees of the Company, other than those in clerical or secretarial positions, to leave their employment with the Company (this restriction is limited to employees with whom you have had material contact for the purpose of performing your job duties and responsibilities); (ii) customers of the Company to purchase from another person or entity products and services that compete with those offered and provided by the Company (“Competitive Products”) (this restriction is limited to customers with whom you have material contact through performance of your job duties and responsibilities or through otherwise performing services on behalf of the Company); or (iii) suppliers of the Company to supply another person or entity providing Competitive Products to the exclusion or detriment of the Company (this restriction is limited to suppliers with whom you have had material contact through performance of your job duties and responsibilities or through otherwise performing services on behalf of the Company.)

(d)
Reasonableness. You hereby acknowledge and agree that: (i) the restrictions provided in this section are reasonable in time and scope in light of the necessity for the protection of the business and goodwill of the Company and the consideration provided to you under this Agreement; and (ii) your ability to work and earn a living will not be unreasonably restrained by the application of these restrictions.

(e)
Injunctive Relief. You also recognize and agree that should you fail to comply with the restrictions set forth above regarding Non-Competition and/or Non-Solicitation, which restrictions you recognize are vital to the success of the Company’s business, the Company would suffer substantial damage for which there is no adequate remedy at law due to the impossibility of ascertaining exact money damages. Therefore, you agree that in the event of the breach or threatened breach by you of any of the terms and conditions of this Agreement, the Company shall be entitled, in addition to any other rights or remedies available to it, to institute proceedings in a federal or state court and to secure immediate temporary, preliminary and permanent injunctive relief. In the event the enforceability of any of the covenants in this section are challenged in court, the applicable time period as to such covenant shall be deemed tolled upon the filing of the lawsuit challenging the enforceability of this Agreement until the dispute is finally resolved and all periods of appeal have expired.

5.
You understand and agree that this Agreement contemplates and memorializes an unequivocal, complete and final dissolution of your employment relationship with the Company, and that, therefore, you have no right to be reinstated to employment with or rehired by the Company, and that in the future, the Company and its affiliated and related entities and their successors and assigns shall have no obligation to consider you for employment.

6.
You further understand and agree that should another Newell Rubbermaid Inc. entity offer you employment and you accept the same and commence employment within the Salary Continuation Period, the Company will discontinue the remaining severance payments and benefits without affecting the release and covenant not to sue or any other provision of this Agreement.

7.
You agree to return to the Company all of the Company’s property, including, without limit, any electronic or paper documents and records and copies thereof that you received or acquired during your employment containing confidential Company information and/or regarding the Company’s practices, procedures, trade secrets, customer lists, or product marketing, and that you will not use the same for your own purpose. You further agree to return to Joseph Ketter any and all hard copies of any documents which are the subject of a document preservation notice or other legal hold and to notify Joseph Ketter of the location of any electronic documents which are subject to a legal hold. Unless required or otherwise permitted by law, you further agree that while you are considering this Agreement and for three (3) years following your Separation Date (or in the case of Company trade secrets, for so long as the trade secret information qualifies as a trade secret under controlling law), you will not disclose to any person, firm, or corporation or use for your own benefit any information regarding the following: Any secret or confidential information obtained or learned by you in the course of your employment with Company with regard to the operational, financial, business or other affairs of Company or its subsidiaries, divisions, or parent companies including, without limitation, proprietary trade “know how” and secrets, financial information and models, customer lists, business, marketing, sales and acquisition plans, identity and qualifications of Company’s employees, sources of supply, pricing policies, proprietary operational methods, product specifications or technical processes.

8.
When permitted by applicable law, you agree that in the event that you breach any of your obligations under this Agreement, the Company is entitled to stop any of the payments or other consideration to be provided to you pursuant to Section 2 above, including but not limited to, your severance payments, and to recover any payments or other consideration already paid to you. This includes, when allowed by applicable law, the return by you of any severance pay and the value of other benefits already paid to you pursuant to this Agreement prior to your proceeding with any claim in court against any of the Released Parties. You further agree that the Company shall also be entitled to obtain any and all other relief provided by law or equity including the payment of its attorney’s fees and costs.

9.
It is agreed that neither you nor the Company, nor any of its officers, directors or employees, make any admission of any failing or wrongdoing or violation of any local, state or federal law by entering into this Agreement, and that the parties have entered into this Agreement simply to resolve your employment relationship in an amicable manner. While considering this Agreement and at all times thereafter, you agree to act in a professional manner and not make any disparaging or negative statements regarding the Company or its affiliated companies and its and their officers, directors and employees, or its and their products or to otherwise act in any manner that would damage the business reputation of the same.

10.
Throughout the Salary Continuation Period and thereafter, you agree, upon reasonable written notice, to make yourself reasonably available, taking into account your other business and personal commitments, to: (a) advise and assist the Company and its counsel in preparing such operational, financial and other reports, or other filings and documents, as the Company may reasonably request, and otherwise cooperate with the Company and its affiliates with any request for information; and (b) assist the Company and its counsel in prosecuting or defending against any litigation, complaints or claims against or involving the Company or its affiliates ~~.~~(the “Cooperation”). In no event shall you be required to provide any Cooperation if such Cooperation is adverse to your legal or business interests. In addition, after the Salary Continuation Period, you will not be required to provide more than ten (10) full calendar days per year of Cooperation to the Company pursuant to this Section 10. For these purposes, Cooperation by you entailing five or more hours during a single day shall be treated as a full day of Cooperation. Your Cooperation shall include but not be limited to being available to meet with officers or employees of the Company and/or the Company’s counsel at mutually convenient times and locations, executing accurate and truthful documents and taking such other actions as may reasonably be requested by the Company and/or the Company’s counsel to effectuate the foregoing. You will be entitled to reimbursement, upon receipt by the Company of suitable documentation, for your reasonable out-of-pocket expenses for such Cooperation (including travel costs and reasonable legal fees to the extent you reasonably believe that separate representation is warranted and obtain the Company’s consent in writing, which consent shall not be unreasonably withheld).

11.
You acknowledge and agree that this Agreement sets forth the entire understanding between the parties concerning the matters discussed herein, that no promise or inducement has been offered to you to enter into this Agreement except as expressly set forth herein, that the provisions of this Agreement are severable such that if any part of the Agreement is found to be unenforceable, the other parts shall remain fully valid and enforceable, and that a court is authorized to amend the relevant provisions of the Agreement to carry out the intent of the parties to the extent legally permissible.

12.	Any agreement, policy or practice relating to severance benefits or monies to be paid to you upon your termination from employment with the Company is expressly rendered null and void by this

Agreement. Any Employment Security Agreement or Change in Control Agreement is expressly rendered null and void as of the date of this Agreement.

13.
Unless specifically voided herein, any agreement that you have previously entered into with the Company or its affiliated or related entities that by its terms, extends past your Separation Date, remains in full force and effect.

14.	You acknowledge receipt of the Summary Plan Descriptions of Newell Rubbermaid Inc.’s Excess Severance Pay Plan.

15.
You acknowledge and agree that the releases set forth above are in accordance with and shall be applicable to, without limitation, any claims under the Age Discrimination in Employment Act and the Older Workers Benefit Protection Act, and that in accordance with these laws, you are hereby advised in writing to consult an attorney prior to accepting and executing this Agreement. You have twenty-one (21) days from your receipt of this letter to accept the terms of this Agreement. You may accept and execute this Agreement within those 21 days. You agree that if you elect to sign this Agreement before the end of this twenty-one (21) day period, it is because you freely chose to do so after carefully considering its terms.

16.
So long as you continue to fully satisfy your obligations and support of the Company and do not violate any of the conditions set forth in this Agreement, the Company does not object to you securing additional employment while serving as the Company’s Vice President of Financial Affairs and agrees that, your provision of services to or performance of services for another employer does not constitute a breach of your duties to the Company or of this Agreement to the extent that you continue to comply with the terms and conditions of this Section 16. You and the Company agree that, following the Effective Date and until the Separation Date, you and the Company will work together in good faith to develop a schedule for your performance of services for the Company that reasonably accommodates your interests in engaging in additional employment and the reasonable needs of the Company; provided, however, that you and the Company reasonably anticipate that, until the Separation Date, you will continue to provide to the Company more than 20 percent of the average level of services you performed during the immediately preceding 36–month period and that after the Separation Date, you will provide to the Company less than 20 percent of the average level of services you performed during the immediately preceding 36-month period.

If you accept the terms of this Agreement, please date and sign this Agreement and return it to me. Once you execute this Agreement, you have seven (7) days in which to revoke in writing your acceptance by providing the same to me, and such revocation will render this Agreement null and void. If you do not revoke your acceptance in writing and provide it to me by midnight on the seventh day, this Agreement shall be effective the day after the seven-day revocation period has elapsed “Effective Date”.

Sincerely,

/s/ James M. Sweet
James M. Sweet
Executive Vice President and Chief Human Relations Officer

By signing this letter, I represent and warrant that I have not been the victim of age or other discrimination or wrongful treatment in my employment and the termination thereof. I further acknowledge that the Company advised me in writing to consult with an attorney, that I had at least twenty-one (21) days to consider this Agreement, that I received all information necessary to make an informed decision and I had the opportunity to request and receive additional information, that I understand and agree to the terms of this Agreement, that I have seven (7) days in which to revoke my acceptance of this Agreement, and that I am signing this Agreement voluntarily with full knowledge and understanding of its contents.

Dated: September 2, 2012            Name: /s/ Juan R. Figuereo